Exhibit 99.1

Press release

Biophytis announces its participation at the BIO International Convention in San Diego from the 13th to the 16th of June

Paris (France), Cambridge (Massachusetts, United States), May 12th, 2022 – 8am CET - Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, today announces it will participate, represented by its CEO Stanislas Veillet and its Business Development Director Benoit Canolle, at the Biotechnology Innovation Organization (BIO) International Convention to be held in San Diego from the 13th to the 16th of June 2022, alongside thousands of world leaders in biotechnology and the pharmaceutical industry.

Biophytis' participation in BIO is aligned with the Company's strategy to partner with global or regional players to license and co-develop its core assets. More particularly, the Company is actively seeking partners to continue the development of Sarconeos (BIO101) in Phase 2/3 in Sarcopenia and to distribute the product in COVID-19-related respiratory failure if Phase 2/3 is successful and emergency use authorisation is granted.

Biophytis now has a rich portfolio of clinical and pre-clinical assets in age-related indications:

•	on COVID-19 - COVA project in phase 2/3 for which data are expected in the third quarter of 2022;

•	on Sarcopenia - SARA project with promising Phase 2 results (SARA-INT) and a Phase 2/3 in preparation; and

•	on Age-related Macular Degeneration (AMD) - MACA project with a full pre-clinical package.

In addition to these projects in age-related diseases, Biophytis has built a portfolio of assets in rare neuromuscular diseases targeting Duchenne Muscular Dystrophy (DMD) and Spinal Muscular Atrophy (SMA). In DMD, our drug candidate, which has obtained orphan drug status in Europe and the United States and support from the AFM-Telethon in France, is ready to enter clinical development in these two regions, having obtained authorisation to start a phase 1-2 clinical study in young non-ambulatory children suffering from respiratory failure. This MYODA clinical study could start late 2022 or early 2023, depending on the evolution of the pandemic.

Stanislas Veillet, CEO of Biophytis, said: "We are very pleased to be able to participate once again in these annual events which are crucial for the development of biotechnology companies. BIO is the world's leading partnering event in this sector. Our presence there will allow us not only to continue the discussions we have initiated and to meet the main private players in the sector from the different countries, but also to establish and consolidate relationships with patient associations and other important members of our ecosystem. Our objective remains to find partners who will accompany us in the co-development and commercialization of our products in their various indications.”

Press release

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally,) just achieved its phase 2 development as a treatment for sarcopenia in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The company is based in Paris, France, and Cambridge, Massachusetts. The company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADS (American Depositary Shares) are listed on Nasdaq (Ticker BPTS – ISIN: US09076G1040).

For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risks and uncertainties the Company is to face" section from the Company's 2021 Full Year Report and as exposed in the “Risks Factors” section of form 20-F as well as other forms to be filed respectively with AMF and with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau, CFO

Investors@biophytis.com

Media Contacts

Antoine Denry : antoine.denry@taddeo.fr – +33 6 18 07 83 27

Agathe Boggio : agathe.boggio@taddeo.fr – +33 7 62 77 69 42

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